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                                                                      EXHIBIT 57

                                                                 [INTEROIL LOGO]

PRESS RELEASE

               INTEROIL ANNOUNCES NEW EXPLORATION LICENCES IN PNG

APRIL 3, 2003 - HOUSTON, TX - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with corporate headquarters in The Woodlands, TX announced today that it has been awarded three new Petroleum Prospecting Licenses ("PPL") in Papua New Guinea. The new licenses, PPL 236, PPL 237, and PPL 238 supersede previous prospecting licenses 210, 220, and 230.

InterOil applied for the new licenses to obtain the benefit of the newly established 30 percent incentive tax rate in Papua New Guinea. The incentive tax rate applies to new licences and compares favourably to the previous tax rate of up to 65 percent. The area covered by the three licenses was increased by 38 percent to more than eight million acres to ensure all prospects identified in InterOil's previous exploration studies are clearly within InterOil's 100 percent owned licence areas. The new licences require an active exploration drilling program commitment that will be met by InterOil's 8-well drilling program, located mainly within the boundaries of the new license, PPL 238.

These three licences are located on the Government of Papua New Guinea's proposed energy infrastructure corridor from Port Moresby to Kerema and the Central Highlands. PPL 236 is adjacent to Port Moresby, and even a small discovery could be commercially developed with good access to the infrastructure at the InterOil Refinery. PPL 237 includes the Bwata gas field and the Puri-1 discovery well, and is located to the south east of the Gobe oilfields. PPL 237 is a strategic licence to provide a early liquids feedstock platform to the refinery during this year. PPL 238 is located between PPL 236 and 237, and covers the prospective Late Cretaceous "Pale" and "Subu" sandstones first penetrated by the Subu-1 and Subu-2 wells drilled by InterOil.

"The Government of Papua New Guinea has delivered tax reform and we are pleased to be able to respond immediately by starting the eight well drilling program" said Andy Carroll, General Manager of Exploration and Production for InterOil. "We are drilling ahead at Moose-1 and will have results by the end of this month. The next seven wells will follow immediately and should be drilled by the end of the year. The award of these licences and the drilling program provides the foundation for a revitalised oil industry in Papua New Guinea. We are now looking at accelerating and expanding the drilling program to deliver first oil to the Refinery before the end of this year."

InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts valued by the Company at approximately US$1.4 billion with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. The primary debt for the refinery is through a US$85 million loan by the Overseas Private Investment Corporation, "OPIC", an agency of the US Government. In addition to the refinery and retail assets, InterOil has recently announced the largest exploration program in Papua New Guinea history by a single company.

InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

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FOR FURTHER INFORMATION:

NORTH AMERICA                                AUSTRALASIA
-------------                                -----------
Gary M Duvall                                Anesti Dermedgoglou
Vice President, Corporate Development        Vice President, Investor Relations
InterOil Corporation                         InterOil Corporation
gary.duvall@interoil.com                     anesti@interoil.com
Houston, TX USA                              Cairns, Qld Australia
Phone:  +1 281 292 1800                      Phone:  +61 7 4046 4600

Lisa Elliott
DRG&E
lelliott@drg-e.com
Houston, TX USA
Phone:  +1 713 529 6600